Exhibit 99.1

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

In respect of the

ANNUAL MEETING OF SHAREHOLDERS

OF POSTMEDIA NETWORK CANADA CORP.

TO BE HELD ON

JANUARY 10, 2013

November 23, 2012

POSTMEDIA NETWORK CANADA CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of Postmedia Network Canada Corp. (“Postmedia”) will be held at 1450 Don Mills Road, Toronto, Ontario, M3B 2X7 on January 10, 2013 at 2:00 p.m. (Toronto time), for the following purposes:

1.	to receive our consolidated financial statements, and the independent auditor’s report thereon, for the year ended August 31, 2012;

2.	to re-appoint PricewaterhouseCoopers LLP as Postmedia’s auditor for the year ending August 31, 2013 and to authorize the Board of Directors to fix the auditor’s remuneration;

3.	to elect the directors for the coming year; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Postmedia’s Board of Directors has fixed the close of business on November 26, 2012 as the record date, being the date for the determination of the registered holders of Class C voting shares and Class NC variable voting shares in the capital of Postmedia (collectively, the “Shares”) entitled to receive notice of and vote at the Meeting and any adjournment thereof. Proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with Postmedia’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 2:00 p.m. (Toronto time) on January 8, 2013 or forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 23rd day of November 2012.

By Order of the Board of Directors

Ronald W. Osborne

Chairman

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	2

VOTING INFORMATION	2
Voting Matters	2
Who Can Vote	2
Voting Your Shares	3
Voting Your Shares by Proxy	3
Voting by Non-Registered Shareholders	4
Additional Matters Presented at the Meeting	4
Description of Shares	4

MATTERS TO BE ACTED UPON AT THE MEETING	6
Financial Statements	6
Re-appointment of Auditor	6
Election of Directors	6

BOARD OF DIRECTORS	9
Cease Trade Orders or Bankruptcies	9
Penalties or Sanctions	10
Conflicts of Interest	11

STATEMENT OF EXECUTIVE COMPENSATION	11
Compensation Discussion and Analysis	11
Summary Compensation Table	20
Performance Graph	21
Incentive Plan Awards	22
Option Plan	22
RSU Plan	24
Employment Agreements	27
DSU Plan	31
Insurance Coverage for Directors and Officers and Indemnification	33
Share Ownership	33
Securities Authorized for Issuance under Equity Compensation Plans	35

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	35
Board of Directors	35
Committees of the Board	39

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	42
Registration Rights Agreement	42
Nominating Agreement	42
Consulting Agreements	42

ADDITIONAL INFORMATION	42

DIRECTORS’ APPROVAL	43

BOARD OF DIRECTORS CHARTER (SCHEDULE “A”)	44

POSTMEDIA NETWORK CANADA CORP.

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Postmedia Network Canada Corp. (“Postmedia”) for use at the annual meeting of shareholders (the “Meeting”) to be held on January 10, 2013 at 2:00 p.m. (Toronto time) at 1450 Don Mills Road, Toronto, Ontario, M3B 2X7 and any adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to the “Corporation”, the “Company”, “we”, “us”, “our” and similar terms, as well as references to Postmedia, refer to Postmedia Network Canada Corp. and if the context requires, its subsidiary, Postmedia Network Inc. Unless otherwise indicated, the information in this Circular is given as at November 23, 2012 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•	If you are a registered holder of Class C voting shares in the capital of Postmedia (“Voting Shares”) or Class NC variable voting shares in the capital of Postmedia (“Variable Voting Shares”, and collectively with Voting Shares, the “Shares”), a proxy form is enclosed that you can use to vote at the Meeting.

•	If your Shares are held by a nominee, you should contact that nominee to arrange to receive either a form of proxy or voting instruction form.

These security holder materials are being sent to both registered and non-registered owners of the Shares. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Postmedia.

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on: (a) the election of directors for the coming year; and (b) the re-appointment of our auditor for the year ending August 31, 2013 and to authorize the Board of Directors (the “Board”) to fix the auditor’s remuneration.

Who Can Vote

The record date for the Meeting is November 26, 2012. Our transfer agent will prepare a list, as of the close of business on the record date, of the registered holders of the Shares. A holder of the Shares whose name appears on such list is entitled to vote the Shares on such list at the Meeting.

Voting Your Shares

If you are a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under “Voting Your Shares by Proxy”.

Voting Your Shares by Proxy

If you will not be at the Meeting or do not wish to vote in person, you may vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 2:00 p.m. (Toronto time) on January 8, 2013 or forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered shareholders may provide their voting instructions by any of the following means:

•	by mail to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed); or

•	by hand or by courier to the address set forth above.

Your Proxy Vote

On the proxy form, you can indicate how you want to vote your Shares, or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received by our transfer agent, Computershare Investors Services Inc., no later than 2:00 p.m. (Toronto time) on January 8, 2013 or forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

If you give directions on how to vote your Shares on your proxy form, your proxyholder must vote your Shares according to your instructions. If you have not specified how to vote on a particular matter on your proxy form, your proxyholder can vote your Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Shares will be voted: (a) FOR the re-appointment of PricewaterhouseCoopers LLP as our independent auditor for the year ending August 31, 2013 and the authorization of the Board to fix the auditor’s remuneration; and (b) FOR the election of each of the nominees to the Board of Directors listed under the heading “Matters to be Acted Upon at the Meeting – Election of Directors”.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any continuation after an adjournment of the Meeting) and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Postmedia. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the person designated in the form, who is our Chairman or, failing him, our President and Chief Executive Officer, is appointed to act as your proxyholder.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•

You may send another proxy form with a later date to our transfer agent, Computershare Investor Services Inc., but it must reach Computershare Investor Services Inc. no later than 2:00 p.m. (Toronto time) on January 8, 2013 or forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting;

•

You may deliver a signed written statement, stating that you want to revoke your proxy, to our Corporate Secretary Gillian Akai at any time up to and including the last day preceding the day of the Meeting, or any adjournment thereof, at 1450 Don Mills Road, Toronto, Ontario, M3B 2X7 or by facsimile at (416) 443-6046;

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy; or

•	You may revoke your proxy in any other manner permitted by law.

Voting by Non-Registered Shareholders

You are a non-registered shareholder if your Shares are held in the name of a nominee (such as a bank, trust company or securities broker). Your nominee will generally provide you with a voting instruction form or a proxy form. You should follow the voting instructions provided by your nominee. If you wish to vote in person at the Meeting you must insert your own name in the space provided for the appointment of a proxyholder on the form provided by your nominee and return same by following the instructions provided.

Additional Matters Presented at the Meeting

The enclosed proxy form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

If you sign and return the proxy form and do not appoint a proxyholder by filling in a name, and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Postmedia representatives named as proxies will vote in their best judgment. Our management is not currently aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

Description of Shares

Voting Rights

Voting Shares and Variable Voting Shares are the only shares which entitle shareholders to vote at the Meeting. Each Voting Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. Each Variable Voting Share entitles the holder to one vote on each item of business identified in the Notice of Meeting, except if:

(a)	the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding Shares; or

(b)	the total number of votes that may be cast by or on behalf of holders of Variable Voting Shares present at any meeting of holders of Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality, to equal the maximum permitted vote per Variable Voting Share as indicated below. Under the circumstance described in subparagraph (a) above, the Variable Voting Shares as a class cannot carry more than 49.9% of the aggregate votes. Under the circumstance described in subparagraph (b) above, the Variable Voting Shares as a class cannot, for the applicable shareholders’ meeting, carry more than 49.9% of the total number of votes that can be cast at the Meeting.

Conversion of Shares and Coat-tail Provisions

An issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of Postmedia or the holder, if (a) such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (“Non-Canadians”), unless such Variable Voting Share resulted from the exercise of a voluntary election to convert a Voting Share into a Variable Voting Share, or (b)(i) the foreign ownership restrictions of the Income Tax Act (Canada) (the “Tax Act”) are repealed and not replaced with other similar restrictions in the Tax Act or other applicable legislation and (ii) there is no Canadian federal or provincial law applicable to Postmedia prescribed for the purposes of subsection 46(1) or paragraph 174(1)(c) of the Canada Business Corporations Act (the “CBCA”) or any other similar provision in the CBCA or the CBCA Regulations.

An issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of Postmedia or the holder, if such Voting Share becomes held or beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more Non-Canadians. In addition to such automatic conversion feature, a holder of Voting Shares who is not a Non-Canadian shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

In the event that an offer is made to purchase Voting Shares or Variable Voting Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Shares are then listed, be made to all or substantially all the holders of the Shares of such class, and a concurrent offer at an equal price and with identical terms (subject to certain exceptions) is not made to purchase the Shares of such other class, each Variable Voting Share or Voting Share, as the case may be, shall become convertible at the option of the holder into one Share of the other class that shall be subject to the offer at any time while the offer is in effect. The conversion right may only be exercised in respect of Shares for the purpose of depositing the resulting Shares in response to the offer and a Canadian trustee designated by Postmedia shall deposit the resulting Shares on behalf of the shareholder.

If the Shares resulting from the conversion and deposited pursuant to the offer are withdrawn from the offer or are not taken up by the offeror or if the offer is abandoned or withdrawn, the Shares resulting from the conversion shall be reconverted back into the original class automatically and without further act from Postmedia or the holder.

Quorum and Principal Holders

The presence of at least two people holding or representing by proxy at least 10% of the total number of issued Shares of Postmedia for the time being enjoying voting rights at such meeting is necessary for a quorum at the Meeting. As at November 15, 2012, 1,298,830 Voting Shares and 39,024,340 Variable Voting Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Postmedia, no person owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities as at November 15, 2012, other than: (a) for Variable Voting Shares, GoldenTree Asset Management LP (“GoldenTree”) or its affiliates (12,818,106 Variable Voting Shares representing 32.85% of the outstanding Variable Voting Shares), Citibank Canada (5,576,626 Variable Voting Shares representing 14.29% of the outstanding Variable Voting Shares), and Invesco Canada Ltd. (4,602,025 Variable Voting Shares representing 11.79% of the outstanding Variable Voting Shares); and (b) for Voting Shares, Canwest Publishing Inc. (314,069 Voting Shares representing 24.18% of the outstanding Voting Shares) and Electronic Rights Defence Committee (189,479 Voting Shares representing 14.59% of the outstanding Voting Shares).

A majority of the Voting Shares registered in the name of Canwest Publishing Inc. are controlled by FTI Consulting Inc., the court appointed monitor, on account of claims settled with a creditor of Canwest Limited Partnership.

The Voting Shares held by Electronic Rights Defence Committee, are held on behalf of its unnamed and widely dispersed members and are related to a former Canadian class action lawsuit which had asserted claims against Canwest Limited Partnership.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The annual report which includes the audited consolidated financial statements of the Company for the years ended August 31, 2012 and 2011, accompanying this Circular will be placed before the shareholders at the Meeting. No formal action will be taken at the Meeting to approve the audited consolidated financial statements. If any shareholder has questions regarding such audited consolidated financial statements, such questions may be brought forward at the Meeting.

Re-appointment of Auditor

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) is the auditor of Postmedia and was first appointed as our auditor in 2010.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the re-appointment of PricewaterhouseCoopers as our auditor until the close of our next annual meeting of shareholders and to authorize the Board to fix the remuneration of the auditor.

Our Board recommends that you vote FOR the reappointment of PricewaterhouseCoopers as our auditor for the year ending August 31, 2013 and the authorization of the Board to fix the auditor’s remuneration.

Election of Directors

Postmedia is required to have a minimum of three directors and a maximum of 15 directors.

The following table set forth below identifies the names and residence of the persons proposed to be nominated for election by shareholders as directors, their current positions with Postmedia, the date when they first became a director of Postmedia and their principal occupations. David Emerson has decided not to stand for re-election, and therefore, his existing term will end on the date of the Meeting. All of the nominees are currently directors of Postmedia and have been elected for a term ending on the date of the Meeting, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause. Each director elected will hold office for a term expiring at the close of the next annual meeting.

The Board has adopted a majority voting policy in director elections that will apply at any meeting of the Postmedia shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the Board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominating Committee will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered. A copy of the majority voting policy may be found on the Postmedia website at www.postmedia.com.

It is not contemplated that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but should that occur prior to the election, the persons named in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee in their discretion, unless the shareholder has specified that his or her shares be withheld from voting on the election of directors.

Name and Residence	Position with Postmedia	Director / Executive Officer Since	Principal Occupation if Different from Position Held
Paul Godfrey	Director, President and	April 26, 2010
Toronto, Ontario, Canada	Chief Executive Officer

Ronald W. Osborne(1)	Director and Chair	June 17, 2010	Corporate Director
Toronto, Ontario, Canada

Charlotte Burke(1)(2)(5)	Director	September 20, 2010	Senior Executive, Accenture and Consultant
Toronto, Ontario, Canada

Hugh F. Dow(1)(4)(5)	Director	January 6, 2011	Corporate Director
Toronto, Ontario, Canada

John Paton(4)(5)	Director	June 17, 2010	Chief Executive Officer, Digital First Media Inc.
New York, New York, United
States

Graham Savage(1)(2)(4)	Director	July 12, 2010	Corporate Director
Toronto, Ontario, Canada

Steven Shapiro(3)	Director	July 12, 2010	Founding Partner and Portfolio Manager,
New York, New York, United			GoldenTree Asset Management LP
States

Peter Sharpe(1)(3)(4)	Director	June 17, 2010	Corporate Director
Toronto, Ontario, Canada

Robert Steacy(1)(2)(4)	Director	July 14, 2010	Corporate Director
Toronto, Ontario, Canada

Notes:

(1)	Independent member of the Board
(2)	Member of the Audit Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)	Member of the Compensation and Pension Committee
(5)	Member of Digital Oversight Committee

The following are brief profiles of our directors, including a description of each individual’s principal occupation within the past five years.

Paul Godfrey (Director)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia Network Inc. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the Chairman of the Municipality of Metropolitan Toronto. He is the Chair of the Ontario Lottery and Gaming Corporation, Chairman of the board of RioCan Real Estate Investment Trust and currently serves on various other boards including, Astral Media Inc., Mobilicity (formerly known as Data & Audio Visual Enterprises Mobility), Cargojet Income Fund and serves as Vice Chair of Baycrest Centre for Geriatric Care.

Ronald W. Osborne (Director and Chair)

Mr. Osborne recently retired as Chairman of the board of Sun Life Financial Inc., an international financial services organization, and Sun Life Assurance Company of Canada. Prior to this he was President and Chief Executive Officer of Ontario Power Generation Inc., served as an executive with the BCE group of companies, and held various positions at Maclean Hunter, including that of President and Chief Executive Officer. In addition, Mr. Osborne currently sits on the board of directors of Holcim (Canada) Inc. and Tim Hortons Inc. and is a trustee of RioCan Real Estate Investment Trust.

Charlotte Burke (Director)

Ms. Burke is currently a senior executive with Accenture in the communications, media and technology practice. Ms. Burke also operates a consulting firm focused on commercializing technologies for businesses in the mobile, internet and digital media sectors. Prior to assuming her current positions, Ms. Burke was the Senior Vice President of Sales and Marketing, Americas for Hewlett Packard and President of Asurion Canada. In addition, Ms. Burke was an officer and senior vice president with Bell Canada, where she led the Consumer Internet business and also held senior executive roles for new product development and Bell Mobility’s digital cellular business from 1996 to 2008. Ms. Burke is also an advisor with the MaRS Ontario Innovation Center, Next 36, Polar Mobile, Horizon Studios and is on the board of Acadia University.

Hugh F. Dow (Director)

Mr. Dow retired as Chairman of Mediabrands Canada in December 2010. Prior to this, Mr. Dow was President of M2 Universal and held global responsibilities with Universal McCann, of which M2 Universal is the Canadian arm. Mr. Dow has also held many key advertising industry positions including Vice Chairman of BBM Bureau of Measurement, Director and Chairman of Canadian Media Directors’ Council, Chairman of PMB Print Measurement Bureau, Chairman and Director of ABC Audit Bureau of Circulation, and Chairman of Media Medical Audience Committee. Mr. Dow also serves as a Director of Cottage Life Media Inc. and Reshift Media Inc.

John Paton (Director)

In September 2011, Mr. Paton was appointed Chief Executive Officer of Digital First Media Inc., a company that manages the Journal Register Company, MediaNews Group and Digital First Ventures, in addition to his role as Chief Executive Officer of the Journal Register Company. Together these companies represent the second-largest newspaper company in the United States. Mr. Paton also serves as a director of the Journal Register Company, Wanderful Media, and MediaNews Group. Prior to that he was with impreMedia LLC, a media company that he co-founded in 2003, where he served as Chairman, Chief Executive Officer and President. Prior to joining impreMedia, Mr. Paton was the Chief Executive Officer of Canoe Inc. Mr. Paton was also Vice President of Sun Media Corporation and is the former Publisher and Chief Executive Officer of the London Free Press and the Ottawa Sun. Mr. Paton currently serves on the board of directors of the Newspaper Association of America. He also serves on the board of advisors for the City University of New York Graduate School of Journalism.

Graham Savage (Director)

Mr. Savage is the non-executive Chairman and Founding Partner of Callisto Capital, a merchant banking firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. He is currently a director of Canadian Tire Corp., Canadian Tire Bank, Cott Corporation and Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd., Hollinger International Inc., and The Daily Telegraph (UK), among others.

Steven Shapiro (Director)

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree Asset Management, and is a member of its Executive Committee. He is responsible for the firm’s investments in media and communications as well as its investments in distressed assets. Prior to joining GoldenTree, Mr. Shapiro was a Managing Director in the High Yield Group at CIBC World Markets, where he headed Media and Telecommunications Research. He is a member of the boards of various corporate and not-for-profit entities, including Source Home Entertainment, Inc., the holding company of Source Interlink; Granite Broadcasting; Southern Community Newspapers, Inc. and James Cable, LLC.

Peter Sharpe (Director)

Mr. Sharpe retired as President and CEO of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a Director of Morguard Corporation, First Industrial REIT (US), Allied Property REIT and Sunnybrook Hospital Foundation. Mr. Sharpe is also a past chairman and current trustee of the International Council of Shopping Centers.

Robert Steacy (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the senior financial officer of Torstar Corporation. Mr. Steacy is a director and chair of the Audit Committees of Domtar Corporation and Cineplex Inc. From 2005 to 2007 he served on the Boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund, and was a director of Canadian Imperial Bank of Commerce from 2008 to 2012.

BOARD OF DIRECTORS

Cease Trade Orders or Bankruptcies

Other than as described below, no director nominee or executive officer of Postmedia is, or within 10 years before the date hereof, has been a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the preceding sentence, “order” means; (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation.

Other than as described below or to the knowledge of the Corporation, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global Communications Corp. (“Canwest Global”) were suspended from trading on the TSX while a review to determine whether the company was meeting the continued listing requirements was conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 16, 2009. Messrs. Paul Godfrey, the President and Chief Executive Officer of Postmedia, and Douglas Lamb, Executive Vice President and Chief Financial Officer of Postmedia, were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

Prior to their mandates with Postmedia, Messrs. Godfrey, Lamb, Bent (Mr. Bent was an NEO during fiscal 2011) and Ms. Hall were executive officers of Canwest Publishing Inc., Canwest Books Inc., Canwest (Canada) Inc., and Canwest Limited Partnership (the “LP Entities”). On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the Companies’ Creditors Arrangement Act, R.S.C. 1985 c. C-36, as amended (the “CCAA”). Postmedia acquired substantially all of the newspaper and online publishing and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA (the “Acquisition”). The LP Entities remain under CCAA protection as of the date hereof.

Mr. Osborne served on the board of directors of Air Canada from May 1999 to September 2004. In September 2004 Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada. Mr. Osborne also served on the board of directors of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) from April 1996 to September 1997 and from June 2005 to June 2006. On March 10, 2006 the Nortel Companies announced that the filing of certain 2005 financial statements would be delayed. The Ontario Securities Commission issued a management cease trade order on April 10, 2006, prohibiting all of the directors, officers and certain current and former employees from trading in securities of the Nortel Companies until two business days following the receipt by the Ontario Securities Commission of all of the filings the Nortel Companies were required to make pursuant to Ontario securities laws. The British Columbia Securities Commission and Québec Securities Commission also issued similar orders. Mr. Osborne was not subject to the orders issued by the British Columbia Securities Commission and the Québec Securities Commission. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006. The British Columbia Securities Commission and the Québec Securities Commission also lifted their cease trade orders shortly thereafter.

Mr. Paton is currently the Chief Executive Officer of Journal Register Company (“JRC”) and also serves on its board of directors. On September 5, 2012, JRC filed for protection under Chapter 11 of the United States Bankruptcy Code (the “USBC”).

Mr. Savage was a director of Microcell Inc. when it filed for protection under the CCAA. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. (“Hollinger”). He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim MD&A for the three-month period ended March 31, 2004 and its annual financial statements, MD&A and Annual Information Form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the USBC in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for protection under Chapter 11 of the USBC in August 2009, after Mr. Shapiro’s departure from its board.

Penalties or Sanctions

To the knowledge of the Company, no director, executive officer or shareholder, holding a sufficient number of securities to affect materially the control of Postmedia, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. GoldenTree and certain investment funds for which it serves as investment adviser own a portion of the 12.5% Senior Secured Notes due 2018 and the 8.25% Senior Secured Notes due 2017 issued by Postmedia Network Inc. and Variable Voting Shares of Postmedia. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest. GoldenTree is located at 300 Park Avenue, 21st Floor, New York, New York, 10022 USA.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis examines the compensation earned by the Company’s President and Chief Executive Officer (the “CEO”), the Executive Vice President & Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”), who served as executive officers of the Company for the year ended August 31, 2012 (“Fiscal 2012”). In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Company’s NEOs during Fiscal 2012.

Named Executive Officers

The NEOs for Fiscal 2012 were:

•	Paul Godfrey, President and Chief Executive Officer

•	Douglas Lamb, Executive Vice President and Chief Financial Officer

•	Wayne Parrish, Chief Operating Officer

•	Gordon Fisher, President, National Post and Executive Vice President, Eastern Canada

•	Michelle Hall, Executive Vice President, Human Resources

Compensation Governance

Role of the Compensation and Pension Committee

The Compensation and Pension Committee of the Board is made up of a majority of independent directors with many years of diverse business experience. The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Paton, Sharpe and Steacy. Members of the Committee have gained relevant skills and experience with respect to their responsibilities for executive compensation through holding a variety of senior executive management roles, including, for certain members, as CEO of a business with the HR and Finance functions reporting directly to them. In connection with their past roles, most Committee members have managed and implemented a variety of compensation policies and programs. The Compensation and Pension Committee regularly reports to the Board in carrying out its responsibilities and duties relating to compensation matters of the Company. To ensure that an objective process for determining compensation is taken, the Compensation and Pension Committee regularly holds in camera sessions exclusive of management including directors who are members of management and consults with independent advisors in respect of compensation matters (see “Compensation Governance—Role of the Independent Consultant”).

The Compensation and Pension Committee, through meetings, presentations and reports, understands the key drivers and issues affecting the Company and regularly meets with senior management.

Consistent with the Compensation and Pension Committee’s charter and based on input from management and the Compensation and Pension Committee’s independent advisor (see “Role of the Independent Consultant”), the Compensation and Pension Committee reviews executive compensation and awards for each of the NEOs.

As part of the executive compensation review, the Compensation and Pension Committee makes recommendations to the Board on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below, with particular reference to performance measures. The following outlines the principal responsibilities of the Committee with respect to compensation matters:

•

Review with the CEO at least annually, the long-term goals and objectives of the Company which are relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives, determine and recommend to the independent directors for approval the CEO’s compensation based on that evaluation, and report to the Board of Directors thereon. In determining the CEO’s compensation, the Compensation and Pension Committee shall consider the Company’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a fair and competitive level consistent with the best interests of the Company.

•

Review and make recommendations to the Board of Directors at least annually (and upon appointment), in consultation with the CEO, on the compensation of those members of senior management that report directly to the CEO (including incentive-compensation plans, equity based plans, the terms of any employment agreements, severance arrangements, and change in control arrangements or provisions, and any special or supplemental benefits), with a view to maintaining a compensation program for the senior management at a fair and competitive level, consistent with the best interests of the Company.

•	Review all executive compensation packages with annual cash compensation in excess of $300,000.

•

Fix and determine (and, as it determines to be appropriate, delegate the authority to fix and determine) awards (and the vesting criteria thereof) to employees of stock or stock options or other awards pursuant to any of the Company’s equity-based plans now or from time to time in effect or otherwise as permitted by applicable legislation, regulatory requirements and policies and exercise such other power and authority as may be permitted or required under those plans.

•

Review the efficacy of incentive compensation programs (including short-term and long-term incentive plans), and equity-based compensation programs for the Company’s directors, officers and employees, including share ownership guidelines and, when necessary, make recommendations to the Board of Directors regarding, the role and design thereof.

•	Review the financial implications of the Company’s senior compensation plans, including post-retirement benefits and supplemental employee retirement plan and funding thereto, if any.

•

Review the potential results of its senior compensation programs under a wide variety of scenarios to ensure that the Committee has an understanding of the linkage between shareholder interests and senior management payouts.

•	Review and approve annually any adjustments and guidelines made in respect of the Company’s compensation plans.

•

Oversee in co-operation with the Company’s senior management the human resources policies and programs which are of strategic significance to the Company and make recommendations thereon, as required, to the Board of Directors.

•

Review and make recommendations to the Board of Directors at least annually with respect to compensation of directors, the Chairman and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming.

With respect to the Company’s pension plans, the Compensation and Pension Committee’s principal duties are to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Company.

The Compensation and Pension Committee follows corporate governance rules and principles in reviewing and determining the executive compensation policies and programs. The Committee recognizes that the business and competitive environment in which the Company operates requires a balanced level of risk-taking to promote growth and achieve the expected financial performance required to provide shareholders with good returns. The Committee is aware that compensation programs, policies and practices should not encourage senior executives to take excessive and unnecessary risks. The Committee monitors this on an ongoing basis by reviewing compensation arrangements to ensure that executives do not make short-term decisions that could be detrimental to long-term shareholder returns. The Committee reviews the performance based compensation for senior executives and in doing so, reviews the compensation mix of base salary to short-term and long-term incentives. The Company promotes adequate risk taking through the use of performance targets for its short-term incentive plan which has predefined payout thresholds. Risk is mitigated under long-term incentives through the grant of stock options that have vesting provisions. Long-term incentives reward executives for taking a balanced focus on long-term performance and the achievement of long-term goals over a ten year period. The Committee is satisfied that current programs, policies and practices, combined with the risk compliance reviews of the organization, promote adequate risk taking with appropriate and reasonable incentive compensation and has not identified any risks that are reasonably likely to have a material adverse effect on the Company.

The Company has a policy of prohibiting its employees from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of securities of Postmedia held, directly or indirectly, by such employees, including equity securities granted as compensation. Such policy is contained in the Company’s Timely Disclosure and Confidentiality Policy.

Role of the Independent Consultant

The Compensation and Pension Committee engaged Hugessen Consulting Inc. (“Hugessen”) on November 5, 2010 to act as its independent advisor to provide advice and guidance on compensation issues. All work undertaken by Hugessen is pre-approved by the Chair of the Compensation and Pension Committee. Hugessen provides no other services to Postmedia. Hugessen is directly retained and instructed by and reports to the Compensation and Pension Committee. The decisions made by the Compensation and Pension Committee are the responsibility of the Compensation and Pension Committee and may reflect other factors and considerations in addition to the information and recommendations from Hugessen.

Fees paid to Hugessen in Fiscal 2012 and 2011 pertaining to professional consulting services on NEO benchmarking, total compensation performance metrics and analysis of short-term and long-term incentive plans were as follows:

Year	Executive Compensation Related Fees	All Other Fees
Fiscal 2012	85,125	—
Fiscal 2011	7,034	—

Executive Compensation Guiding Principles

The executive compensation philosophy is based on the following guiding principles:

•

Creating compensation programs with appropriate levels of pay for performance to encourage and motivate performance that drives Postmedia’s business strategy and generates financial results that align with shareholder interests;

•

Creating a total compensation package that is attractive to leaders, proportional to the executives contribution, and fair to stakeholders within the context of financial and non-financial total rewards;

•	Creating compensation programs that are consistent with market practices both in terms of value and design, while considering internal value and fit;

•

Delivering compensation and performance management programs that focus on connecting rewards and the desired/expected behaviors, actions and results that drive a strong return on investment at the organization level, and striving for clarity and transparency of these programs with the goal of simplifying them where possible;

•

Ensuring good governance of compensation programs, with accountability for design and administration held by appropriate internal stakeholders (including input from internal and external experts) and appropriate oversight by the Compensation and Pension Committee and the Board.

From the guiding principles, the following design principles are followed:

•	Performance is a key driver of compensation levels, both on short-term and long-term incentives;

•

Sound performance management processes have been developed to provide for effectiveness and consistency in defining expected performance outcomes (as embedded in accountabilities and related goals) and assessing their achievement; and

•

Pay at risk, as represented by short-term and long-term incentive compensation, will be proportional to the job’s level of influence on overall business results. The Company continues to review and refine its programs, and recognizes the importance of long-term performance and therefore emphasizes rewards that align to an increase in shareholder value.

Competitive Benchmarking

In October 2011, the Compensation and Pension Committee requested that Hugessen assist the Committee by reviewing the competitiveness of the compensation levels for the CEO, CFO and two of the NEOs, using a comparator group of publicly listed companies. Benchmarking was not performed on one of the NEOs as at the time of the review, that senior executive was not an NEO (a midyear stock option grant placed that senior executive in the NEO group by the end of Fiscal 2012). The compensation of that NEO was reviewed and approved by the Compensation and Pension Committee.

Hugessen selected a comparator group of companies, generally using the following four screening criteria:

Comparator Group Criteria
Primary Listing	Toronto Stock Exchange
Geographic Location	Headquartered in Canada
Industry Classification	Media
Financial Criteria	Latest Total Enterprise Value between approximately $400 million and $2.5 billion

The screening identified the following eleven companies:

•	Cogeco Inc.

•	AIMIA (formerly Groupe Aeroplan Inc.)

•	Astral Media Inc.

•	Corus Entertainment Inc.

•	Cineplex Inc.

•	IMAX Corporation

•	MDC Partners Inc.

•	Mood Media Corporation

•	Torstar Corporation

•	Canadian Satellite Radio

•	Glacier Media Inc.

The compensation review focused on the total direct compensation (“TDC”) composed of base salary, short-term incentives and long-term incentives received by the NEOs. For benchmarking purposes, Hugessen matched the CEO and CFO positions with the counterparts of the comparator companies. For the remaining two NEO positions, Hugessen matched these positions based on their TDC ranking. Following a review of the benchmarking report, the Committee decided to leave the compensation levels of the CEO, CFO and two NEOs unchanged.

How Postmedia Makes Executive Compensation Decisions

The Board makes decisions on each element of executive compensation as it pertains to base salaries, annual short-term incentives and long-term equity incentive compensation based on recommendations made by the Compensation and Pension Committee for the President and CEO and other NEOs. The Board also approves corporate and divisional goals, targets and objectives relevant to the compensation of the NEOs. In making recommendations for Board approval, the Compensation and Pension Committee reviews the compensation arrangements for the CEO and for the other NEOs based on competitive external benchmarking and peer group comparator information provided by Hugessen.

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

•	base salary;

•	annual short-term incentives (annual bonuses);

•	long-term management incentives, which include stock options and restricted share units (“RSUs”);

•	pension benefits; and

•	perquisites.

The primary objective of our executive compensation program is to attract and motivate key executives to carry out business strategies that are aligned with the creation of shareholder value. The level of compensation paid to each NEO is based on the executive’s qualifications, experience, responsibility and performance.

Salary

Base salary remunerates executives for discharging job requirements. The NEOs base salary represents a fixed level of cash compensation and it is reviewed annually by the Compensation and Pension Committee with recommendations to the Board for their approval with the goal of ensuring that each NEO is paid fairly, taking into consideration the requirements of the position, the executive’s performance, knowledge, skills, experience and equity with other executives within Postmedia and compared to the external market for competitiveness. The Company’s policy is to target base salary compensation for the NEOs at the median level or just above, based on external market considerations, organizational and individual performance. The NEOs are also reviewed based upon the comparator group recommended by Hugessen (see “Competitive Benchmarking”).

Annual Short-term Incentive Plan (“STIP”)

The STIP represents variable cash compensation. Short-term incentive targets for the NEOs are expressed as a percentage of base salary and are determined based on competitive market practices and the program is designed to attract and motivate executive performance. The Compensation and Pension Committee recommends for approval by the Board the short-term incentive plan design, performance measures, weightings and targets for each fiscal year.

The Company’s policy is to target short-term incentives at median for the NEOs with the purpose of being externally competitive while incenting for maximum performance to achieve Company goals.

In designing the STIP, the goal is to align the payouts with the business strategy and to motivate plan participants to achieve defined goals. The CEO is eligible for 100% of base salary at target and the other four NEOs are eligible for 50% of base salary at target. The short-term incentives all have a maximum payout opportunity equal to 150% of target.

For Fiscal 2012, the Board provided the CEO with discretion to recommend an adjustment on incentive bonus payments under the STIP subject to the performance of pre-defined and pre-approved criteria (the “Discretionary Payout”). The Discretionary Payout is subject to Board approval and cannot exceed an established fixed percentage of the overall STIP. The payout is capped at 150% of target (including any Discretionary Payout).

The CEO STIP plan design for Fiscal 2012 remained the same as the prior fiscal year, with the minimum payout threshold set at 80% of performance target. The payout is capped at 150% when performance reaches 125% of target. Payouts are graduated proportionately for achievements between 80% and 100% and between 100% and 125% of target.

The plan for the other four NEOs remained the same as the prior fiscal year with the minimum payout threshold set at 85% of performance target. The payout is capped at 150% of target when performance achievement reaches 125% of performance target.

In October 2011, the Board approved plan payouts for Fiscal 2012 based upon the level of achievement of targets (established for purposes of the STIP) based on the corporate performance of consolidated operating profit and consolidated digital revenue. The CEO, CFO and two of the NEOs were measured 70% against corporate performance relating to consolidated operating profit before depreciation, amortization and restructuring (the “Consolidated Operating Target”) and 30% against consolidated digital revenue. One other NEO was measured 40% against the Consolidated Operating Target and 60% against similar targets established at the individual operating unit level.

The Consolidated Operating Target and consolidated digital revenue established for the STIP for Fiscal 2012 were $197 million and $112 million, respectively, whereas the actual achievement was $144 million and $89 million, respectively. With respect to the targets for individual operating units, we are relying on the exemption pursuant to the applicable securities laws in order to not disclose such targets, as doing so would be seriously prejudicial to our competitive market position. The level of difficulty in reaching the undisclosed targets is similar to that in meeting the Consolidated Operating Target and consolidated digital revenue. The undisclosed targets for individual operating units apply only to one NEO and represents 20% of such NEOs base salary and STIP.

The threshold performance targets described above were not met for Fiscal 2012. The Board approved a Discretionary Payout of $75,000 (as noted in the table below) for the CFO in recognition of his significant accomplishments on two organizational initiatives for Fiscal 2012.

The short-term incentive award targets and the payout achievement of these targets in Fiscal 2012 for the NEOs of the Company are as follows:

Participant Name	Fiscal 2012 Target Payout (as a % of base salary)	Fiscal 2012 Target Payout ($)	Fiscal 2012 Actual Payout ($)
Paul Godfrey	100%	950,000	—

Douglas Lamb	50%	225,000	75,000

Wayne Parrish	50%	237,500	—

Gordon Fisher	50%	200,000	—

Michelle Hall	50%	147,500	—

Long-term Management Incentive Plans

The Company has an Option Plan and an RSU Plan that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of shareholders. The long-term incentive programs are designed to reward performance over a ten year period and vest over a five year period, and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. See “Option Plan” and “RSU Plan”.

In Fiscal 2012 the Compensation and Pension Committee made recommendations to the Board for approval of stock option grants to certain NEOs and senior executives, which grants took into account previous grants to such NEOs. The recommendations made to the Board were for senior management who did not already have options including Senior Vice Presidents and Publishers. The allocations of the grants to the NEOs are disclosed under the Summary Compensation Table, the Outstanding Share Based Awards Table and the Option Based Awards Table.

Benefits and Perquisites

Although not considered a primary element of the Compensation Program, the Company provides a comprehensive and market competitive package of executive level benefits and perquisites for its NEOs. The executive group benefits program includes health, dental, life insurance, wellness, short-term and long-term disability coverage. Perquisites provided to the NEOs consist of car allowances and club memberships, with a car lease available to the CEO. The level of benefits and perquisites are determined based on guidelines that have been established under an executive compensation total rewards framework.

Pension Plan

Postmedia maintains a defined benefit pension plan (the “Pension Plan”) for its executives which is the same pension plan offered to a majority of other employees in the Company and does not offer a supplemental executive retirement plan. The benefit formula takes into consideration the member’s pensionable earnings and credited service in the plan along with the maximum Canada Pension Plan levels. The formula is: 1.25% multiplied by the final average earnings up to the average yearly maximum pensionable earnings multiplied by the credited service plus 1.75% multiplied by the final average earnings in excess of the average yearly maximum pensionable earnings multiplied by the credited service. The Pension Plan averages the member’s best five years of pensionable earnings during the last ten years prior to retirement or termination.

The maximum pension payable under the Plan is as prescribed by the Income Tax Act. An executive officer contributes to the plan an amount of 2.5% of pensionable earnings up to the yearly maximum pensionable earnings and 5% thereafter.

The Pension Plan also provides for an early retirement subsidy for the executive officers and all participants who take early retirement following the attainment of both age 62 and 10 years of continuous service. A participant retiring after age 55 but before age 62 with 10 or more years of continuous years of service may elect to receive an unreduced deferred retirement income payable at age 62. For a participant retiring after age 55 but before age 62 with less than 10 years of continuous employment, the pension is reduced by a factor of one-third of 1% for each complete month by which the early retirement date precedes the normal retirement date.

Messrs. Lamb and Parrish participate in the defined benefit pension plan. Mr. Godfrey is not eligible to participate in the Plan due to his having exceeded the maximum age reached to be eligible to participate in the Plan and Mr. Fisher is in receipt of the pension benefit under the Plan. Ms. Hall has not yet elected to participate in the Plan.

Defined Benefit Plan Table as of August 31, 2012

Participant Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation ($) (2)	Compensatory Change ($)	Non- Compensatory Change ($) (2)	Closing Present Value of Defined Benefit Obligation ($) (2)
		At Year End	At Age 65
Douglas Lamb	0.7	1,800	40,600	—	8,100	14,400	22,500

Wayne Parrish	0.8	2,200	23,800	—	11,800	18,400	30,200

Gordon Fisher (1)	21.3	52,600	52,600	744,700	—	(63,700)	681,000

Notes:

(1)	Mr. Fisher is currently receiving annual benefits under this plan of $52,600 based on an election of joint and survivor pension and credited service of 21.3 years at attainment of the pension benefit.
(2)	An actuarial valuation of the Plan was completed as at December 31, 2011 for accounting purposes and these results were extrapolated to August 31, 2012. The present value of the obligation was determined using the Projected Unit Credit Method pro-rated on service. Calculations are made based upon a discount rate assumption of 5.45% at the beginning of year and 4.35% at the end of the year.

Summary Compensation Table

The following table summarizes the annual compensation provided for services rendered to Postmedia in respect of its NEOs for Fiscal 2012 and 2011.

Name and				Option-					Pension	All Other		Total
Principal	Fiscal	Salary		Based		Non-Equity Incentive Plan			Value (1)	Compensation (2)		Compensation
Position	Year	($)		Awards ($) (8)		Compensation ($)			($)	($)		($) (8)
						Annual Incentive		Long-Term
						Plans (10)		Incentive Plans
Paul Godfrey	2012	950,000		—		—		—	—	167,832	(3)	1,117,832
President and Chief Executive Officer	2011	950,000		—		465,500		—	—	170,525	(3)	1,586,025

Douglas Lamb	2012	450,000		—		75,000	(6)	—	—	—		525,000
Executive Vice President and Chief Financial Officer	2011	452,207	(5)	—		131,250	(6)	—	—	—		583,457

Wayne Parrish	2012	475,000		584,000	(12)	—		—	—	—		1,059,000
Chief Operating Officer	2011	68,510		—		7,421		—	—	286,980	(7)	362,911

Gordon Fisher	2012	400,000		—		—		—	52,600	98,670	(4)	551,270
President, National Post and Executive Vice President Eastern Canada	2011	400,000		—		72,500		—	52,600	388,642	(4)	913,742

Michelle Hall	2012	271,878	(9)	146,000	(12)	—		—	—	—		417,878
Executive Vice President, Human Resources	2011	224,000		—		75,000	(11)	—	—	—		299,000

Notes:

(1)	Refer to the “Pension Plan – Defined Benefit Plan Table as of August 31, 2012” for additional details.
(2)	The value of perquisites and benefits for the NEOs, other than Messrs. Godfrey and Fisher, do not exceed either $50,000 or 10% of the NEOs annual salary, and are therefore not included in All Other Compensation.
(3)	This amount includes entertainment expenses totaling $107,831 (2011—$107,474).
(4)	This amount includes a discretionary retention bonus of $75,000 (2011—$366,000). The Company may consider similar payments in future years.
(5)	The base salary of Mr. Lamb for fiscal 2011 was $450,000. The salary reported in the table for fiscal 2011 included a payment for a retroactive salary increase for the period ending August 31, 2010.
(6)	For Fiscal 2012 this amount represents a $75,000 discretionary bonus. For fiscal 2011 this amount includes a discretionary bonus of $75,000.
(7)	Mr. Parrish became an employee of the Company on July 11, 2011. Prior to this date he provided executive services to the Company through his management company, Sport Media Enterprises Inc. Mr. Parrish’s compensation recorded as all other compensation for fiscal 2011 consists of amounts paid to Sport Media Enterprises Inc.
(8)	The total compensation value includes the estimated value of stock options granted during the year as determined using the Black-Scholes option pricing model as this is an acceptable methodology in accordance with International Financial Reporting Standards and is based on various assumptions as noted below in note 12. This amount only represents an estimated value of the stock options granted and does not represent cash received by the NEO. This amount is at risk and may be equal to zero. Accordingly, the total compensation value does not represent the true cash compensation earned by the NEO.
(9)	Effective January 11, 2012, Ms. Hall was promoted to Executive Vice President, Human Resources. Her salary on an annualized basis is $295,000.
(10)	The annual incentive plan awards in the above table relating to Fiscal 2012 were accrued in Fiscal 2012 and will be paid in fiscal 2013. The annual incentive plan awards in the above table relating to fiscal 2011 were accrued in fiscal 2011 and paid to the NEOs in Fiscal 2012.
(11)	This amount includes a discretionary bonus of $51,900.
(12)	Ms. Hall and Mr. Parrish were granted 50,000 and 200,000 stock options, respectively, on January 26, 2012. The stock options had a grant date fair value of $2.92 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were a weighted average exercise price of Shares of $6.43, risk free rate of interest of 1.33% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 54% based in part on the volatility of the Company’s Shares and the volatility of the shares of similar companies in the media and publishing industry and an expected life of options of 5 years based partly on contractual terms and a published academic study.

Performance Graph

The graph set out below illustrates the cumulative total return over the period from June 14, 2011 (Postmedia’s listing date on the TSX) to August 31, 2012, of a $100 investment in the Voting Shares and Variable Voting Shares of Postmedia as compared to the S&P/TSX Composite Index.

The year-end values of each investment are based solely on the change in the underlying share price as no dividends were paid. The calculations exclude brokerage fees and any applicable taxes. Total shareholder returns from each investment may be calculated from the year-end investment values shown below the graph.

Note

(1)	The data points in the performance graph above reflect the initial investment of $100 on June 14, 2011; the investment’s performance for the period covering June 14, 2011 to August 31, 2011; and the investment’s performance for the year ending August 31, 2012.

The Compensation and Pension Committee does not base its compensation decisions on the trading price of the Voting Shares and Variable Voting Shares of the Company. The Compensation and Pension Committee believes that the trading price of the Shares is affected by external factors over which the Company has little or no control over and certain of these external factors do not necessarily reflect the operating performance of the Company.

Further, a portion of the NEOs aggregate compensation, as shown in the “Summary Compensation Table” above, is composed of option-based awards. Accordingly, long-term compensation for the NEOs is largely dependent on the trading price of the Company’s Shares. In this way, the NEOs compensation is linked to the underlying performance of the Shares.

Incentive Plan Awards

Option Plan

The Option Plan is intended to assist Postmedia in attracting, motivating and retaining officers and employees by granting the right to purchase Shares (“Options”), as applicable, under the Option Plan (the “Option Plan”), in order to allow them to participate in the long-term success of Postmedia and to promote a greater alignment of their interests with the interests of the shareholders of Postmedia.

Under the Option Plan, Options may be granted to participants in respect of unissued Shares. Participants are current full-time or part-time officers, employees or consultants of Postmedia or certain related entities (herein referred to as “Participants”). The Option Plan is administered by the Board (the “Plan Administrator”). In administering the Option Plan, the Plan Administrator may determine, among other things, Participants to whom Options are granted and the amounts, terms and conditions relating to Options, including the exercise price, and the time(s) when and circumstances under which Options become exercisable.

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares or 7.44% of the total number of Shares issued and outstanding. As of August 31, 2012, 2,080,000 Options, including 600,000 tandem Options/RSUs, or 69% of the number of Options that are reserved for issuance, have been granted under the Option Plan, representing 5.2% of the total number of Shares issued and outstanding. Therefore, there are currently 920,000 Options available to be granted under the Option Plan representing a maximum of 2.3% of the total number of Shares issued and outstanding. All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average closing price of the applicable Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days in which the Shares have actually traded immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of (i) the difference between the Fair Market Value on the date of exercise of the Shares subject to the Option and the exercise price for such Option (the “Option Value”) in the form of Shares, or (ii) the Option Value in the form of cash, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as such term is defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, at the discretion of the Plan Administrator.

The Option Plan limits insider participation such that (i) the number of Shares issuable pursuant to the exercise of Options granted to insiders (as such term is used in the TSX Company Manual) of Postmedia under the Option Plan, together with the number of securities issuable to insiders under Postmedia’s other security based compensation arrangements (as such term is used in the TSX Company Manual), at any time, must not exceed 10% of Postmedia’s issued and outstanding Shares, and (ii) the number of Shares issued to insiders of Postmedia within any one year period pursuant to the exercise of Options, together with the number of securities issued to insiders pursuant to all of Postmedia’s other security based compensation arrangements, shall not exceed 10% of Postmedia’s issued and outstanding Shares.

Under the Option Plan, in the case of the death of a Participant, all outstanding unvested Options granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is one year following the date of death of such Participant; or (ii) the date on which the exercise period of the particular Option expires. In the case of Incapacity (as such term is defined in the Option Plan), all outstanding unvested Options granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including the date on which the particular Option expires. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested Options granted to such Participant immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date on which the exercise period of the particular Option expires; or (ii) the date that is 90 days following the date of resignation. In the case of Retirement (as such term is defined in the Option Plan) of a Participant, all outstanding unvested Options granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such Options once vested at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is three years following the date of Retirement; or (ii) the date on which the exercise period of the particular Option expires, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options as at the date of Retirement at any time up to and including (but not after) the earlier of the last Business Day on or prior to: (x) the date that is three years following the date of Retirement; or (y) the date on which the exercise period of the particular Option expires. Where a Participant’s employment terminates by reason of termination without Cause (as such term is defined in the Option Plan), unless otherwise determined by the Plan Administrator, all outstanding and unvested Options granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of: (i) the date on which the exercise period of the particular Option expires; and (ii) the date that is 90 days after the Termination Date (as such term is defined in the Option Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any Options held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of an Option in accordance with the terms thereof, a Change of Control (as such term is defined in the Option Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as such term is defined in the Option Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the Option Plan), the Participant’s Options become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as the Options, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Plan Administrator may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the change in control. In the event the Plan Administrator accelerates the vesting of any outstanding Options (i) provided at least 10 days’ notice has been provided to an Optionee, all vested Options, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control, and (ii) if, for any reason, the transaction that would result in a Change of Control is not completed, the Plan Administrator may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option agreement, unless such Options have already been exercised.

The Board may amend the Option Plan without shareholder approval in certain instances, including, without limitation: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the Option Plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the Option Plan; (iii) to amend the vesting provisions of Options; (iv) to change the termination provisions of Options or the Option Plan that does not entail an extension beyond the original expiry date; or (v) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment may be made without the consent of each affected optionee if such amendment would adversely affect the rights of such affected optionee for Options previously granted. Shareholder approval will be required for any amendment to the Option Plan to: (a) reduce the exercise price; (b) extend the term of Options (other than as set out in the Option Plan); (c) increase the maximum number of Shares which may be issued under the Option Plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (d) remove or exceed the insider participation limit; and (e) amend the amendment provisions of the Option Plan.

RSU Plan

The RSU Plan provides for the grant of the right to acquire any number of fully paid and non-assessable Shares, as applicable, in accordance with the terms of the RSU Plan (“RSUs”) to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable pursuant to RSUs outstanding at any time under the RSU Plan shall not exceed 600,000 Shares. Effective July 13, 2010, Postmedia granted 600,000 RSUs to Mr. Godfrey as part of the tandem Options/RSUs (“Tandem Award”) described under “Employment Agreements—President and Chief Executive Officer” and, as a result, there are currently no RSUs available to be granted under the RSU Plan.

The RSU Plan is administered by the Board. In administering the RSU Plan, the Board may determine, among other things, Participants to whom RSUs are granted and the amounts, terms and vesting dates of RSUs. Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a Participant may request in writing, upon exercising vested RSUs, subject to the consent of Postmedia, that Postmedia pay an amount in cash equal to the aggregate current Fair Market Value of the Shares on the date of such exercise in consideration for the surrender by the Participant to Postmedia of the rights to receive Shares under such RSUs. The Board may in its sole discretion accelerate the vesting date for all or any RSUs for any Participant at any time and from time to time. RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, in the discretion of the Board.

The RSU Plan limits insider participation such that: (i) the number of Shares issuable to insiders (as such term is used in the TSX Company Manual) at any time, under all security based compensation arrangements (as such term is used in the TSX Company Manual) of Postmedia, shall not exceed 10% of the number of Shares issued and outstanding from time to time; and (ii) the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements of Postmedia, shall not exceed 10% of the number of Shares issued and outstanding from time to time.

Under the RSU Plan, in the case of the death of a Participant, all outstanding unvested RSUs granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is one year following the date of death of such Participant. In the case of Incapacity (as such term is defined in the RSU Plan), all outstanding unvested RSUs granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is 90 days following the date of resignation. In the case of Retirement (as such term is defined in the RSU Plan) of a Participant, all outstanding unvested RSUs granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such RSUs once vested at any time up to and including (but not after) the last business day on or prior to the date that is three years following the date of Retirement, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs as at the date of Retirement at any time up to and including (but not after) the last Business Day on or prior to the date that is three years following the date of Retirement. Where a Participant’s employment terminates by reason of termination without Cause (as such term is defined in the RSU Plan), unless otherwise determined by the Board, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the date that is 90 days after the Termination Date (as such term is defined in the RSU Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any RSUs held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of a RSU in accordance with the terms thereof, a Change of Control (as such term is defined in the RSU Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or a related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as such term is defined in the RSU Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the RSU Plan), the Participant’s RSUs become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding RSUs shall be replaced with similar restricted share units of the entity resulting from the transaction on substantially the same terms and conditions as the RSU Plan, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Board may, in its sole discretion, accelerate the vesting of any or all outstanding RSUs to provide that such outstanding RSUs shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control. In the event the Board accelerates the vesting of any outstanding RSUs (i) provided at least 10 days’ notice has been provided to a Participant, all vested RSUs, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control, and (ii) if, for any reason, the transaction that would result in a Change of Control is not completed, the Board may cause the acceleration of exercise periods of any RSUs or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of RSUs to be retracted and the vesting of such RSUs to revert to the manner provided in the applicable RSU agreement, unless such RSUs have already been exercised.

The Board may amend the RSU Plan without shareholder approval in certain instances, including, but not limited to: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the Plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the plan; (iii) to amend the vesting, redemption or payment provisions of the plan or any RSUs; (iv) to change the termination provisions of RSUs or the plan that does not entail an extension beyond the original expiry date; (v) to facilitate a cash payment; or (vi) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment of the plan may be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant for RSUs previously granted. Shareholder approval will be required for any amendment to the RSU Plan to: (a) extend the term of RSUs; (b) increase the maximum number of Shares which may be issued under the plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (c) remove or exceed the insider participation limit; and (d) amend the amendment provisions of the plan.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth information related to Options held by the CEO, CFO and NEOs as at August 31, 2012:

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)(6) (#)		Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the- Money Options (3) ($)	Number of Shares that have not Vested (#)		Market or Payout Value of Share-based Awards that have not vested ($)
Paul Godfrey	400,000	(2)	9.85	July 13, 2020	—	240,000	(4)	194,400	(5)
Douglas Lamb	200,000		9.85	July 13, 2020	—	—		—
Wayne Parrish	200,000		6.53	January 26, 2022	—	—		—
Gordon Fisher	200,000		9.85	July 13, 2020	—	—		—
Michelle Hall	50,000		6.53	January 26, 2022	—	—		—

Notes:

(1)	Includes both vested and unvested Options.
(2)	Does not include Mr. Godfrey’s Tandem Award, which has been reflected in the share-based awards column and is described in notes 4 and 5 below.
(3)	This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2012, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2012, of $0.81 for the Voting Shares. None of the Options issued to the CEO, CFO and the NEOs are currently in-the-money as the exercise price is currently in excess of the value of a Voting Share. The Options have not been and may never be exercised and the actual gain, if any, on exercise will depend on the value of the Voting Shares on the date of such exercise.
(4)	This represents the portion of RSUs under Mr. Godfrey’s Tandem Award that have not yet vested, with the assumption that Mr. Godfrey would exercise his RSUs under the Tandem Award. The Tandem Award is further described in “Employment Agreements – President and Chief Executive Officer”.
(5)	The weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2012, of $0.81 for the Voting Shares was used to value Mr. Godfrey’s unvested Tandem Award.
(6)	The class of Shares that underlie a particular Option is determined based on the citizenship for the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of an Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of an Option. All NEOs hold Options exercisable for Voting Shares.

Value Vested or Earned During the Year

The following table summarizes the value of Options that would have been realized by each NEO during Fiscal 2012 if the Options that vested in Fiscal 2012 had been exercised on their vesting date:

Name	Option-Based Awards - Value Vested During the Year ($) (1)	Share-Based Awards - Value Vested During the Year ($) (2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($) (3)
Paul Godfrey	—	169,200	—
Douglas Lamb	—	—	—
Wayne Parrish	—	—	—
Gordon Fisher	—	—	—
Michelle Hall	—	—	—

Notes:

(1)	For Messrs. Godfrey, Lamb and Fisher the value of the Options granted which vested in Fiscal 2012 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of July 13, 2012 of $1.41 for the Voting Shares. For Mr. Parrish and Ms. Hall the value of the Options granted which vested in Fiscal 2012 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 26, 2012, which was the initial date of grant, of $6.53 for the Voting Shares. None of the Options issued to the CEO, CFO and the NEOs were in-the-money on the vesting dates during Fiscal 2012 as the exercise price was in excess of the value of a Voting Share. The Options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Voting Shares on the date of such exercise.
(2)

One-fifth of the Tandem Award granted in 2010, which equals 120,000 RSUs, vested on July 13, 2012. The value of the Tandem Award which vested in Fiscal 2012 was computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding July 13, 2012 of $1.41 for the Voting Shares. Mr. Godfrey has not yet exercised either the vested Options or vested RSUs associated with this Tandem Award and for purposes of this disclosure we have assumed Mr. Godfrey will exercise the RSUs. The Options associated with this Tandem Award will expire upon the tenth anniversary of the exercise date, and the RSUs will not expire. There are no exercise prices for RSUs issued under the RSU Plan.

(3)	These amounts are also shown in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation”.

Employment Agreements

President and Chief Executive Officer

On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014. The employment agreement for Mr. Godfrey provides him with an annual base salary of $950,000 and an annual cash incentive target opportunity of 100% of his base salary, based on full achievement of the annual plan target as fixed by the Board, with enhanced eligibility for up to an additional 50% of Mr. Godfrey’s base salary, based on exceeding the plan target fixed by the Board by 20% or more (together with prorated amounts for achieving between 80% and 120% of the annual plan target). Pursuant to the terms of the agreement, Mr. Godfrey subscribed for $1,000,000 of Voting Shares at a price of $9.26 per share (which shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options (as defined under “Option Plan”) to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs (an “RSU” defined under “RSU Plan”). These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

Mr. Godfrey is entitled to receive various employee benefits and perquisites. The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for good reason, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated. Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year of Postmedia Network Inc. during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period. In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary and benefits, perquisites and allowances to which he was entitled at the date of termination to the end of the term. Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favour of Postmedia Network Inc. The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive, subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time. Mr. Godfrey is not eligible for any pension and/or post retirement income from Postmedia Network Inc.

Other Executive Employment Agreements

The employment agreements for each of Messrs. Lamb, Parrish, Fisher and Ms. Hall (each, an “Executive”) provide each such Executive with an initial annual base salary ranging from $295,000 to $475,000, subject to annual review by Postmedia Network Inc., and each Executive is eligible for an annual cash incentive target opportunity of 50% of such Executive’s base salary, with an opportunity to achieve up to 75% if financial performance is 125% of budget. The awarding of incentives will be based on the financial performance of the Company.

Each of the Executives is eligible to participate in the Option Plan and is entitled to receive various employee benefits and perquisites. See “Incentive Plan Awards”. Pursuant to the terms of their respective employment agreements, Messrs. Lamb and Parrish exercised rights to subscribe for $200,000 of Shares, Mr. Fisher exercised his right to subscribe for $500,000 of Shares and Ms. Hall exercised her right to subscribe for $25,000 of Shares, each at a price of $9.26 per share. With the exception of Mr. Lamb’s employment agreement, the employment agreements provide that, if the Executive’s position is terminated without cause by Postmedia Network Inc., they will be paid a lump sum severance payment equivalent to (a) one month’s base salary for each year of service they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months), and (b) one month of the Executive’s average annual bonus for each full year of service that they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months). Ms. Hall will also continue to receive benefits for a period of 18 months. Mr. Lamb’s employment agreement provides that if his position is terminated without cause by Postmedia Network Inc. or due to a change in control, he will be paid a lump sum severance payment equivalent to one and a half times his base salary plus bonus and car allowance, with a minimum payment of $1,034,100. Mr. Lamb will also continue to receive benefits for a period of 18 months. The Executives’ employment agreements also include non-competition and non-solicitation covenants in favor of Postmedia Network Inc. effective during the term of employment and for a minimum of six months following termination, in the case of the non-competition covenant, and a period of twelve months following termination, in the case of the non-solicitation covenant.

Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2012. For additional Information, see “Statement of Executive Compensation – Employment Agreements”.

Name	Compensation Component	Estimated Incremental Payments For Termination Without Cause ($)	Estimated Incremental Payments Due To Incapacity ($)
Paul Godfrey (1)	Base Salary	1,900,000	1,900,000
	STIP	431,682	—
	Unvested Tandem Award	194,400	194,400
	Unvested Options	—	—
	Continuation of Benefits	361,114	361,114

		2,887,196	2,455,514

Douglas Lamb (2)	Base Salary	1,034,100	—
	Unvested Options	—	—
	Continuation of Benefits	41,083	—

		1,075,183	—

Wayne Parrish (3)	Base Salary	712,500	—
	Unvested Options	—	—
	STIP	30,176	—

		742,676	—

Gordon Fisher (4)	Base Salary	800,000	—
	Unvested Options	—	—
	STIP	72,500	—

		872,500	—

Michelle Hall (5)	Base Salary	442,500	—
	Unvested Options	—	—
	Continuation of Benefits	15,458	—
	STIP	56,250	—

		514,208	—

Notes:

(1)	Mr. Godfrey will not be entitled to any additional Options or RSUs after his termination date, but all existing Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. The Company has calculated the value of the unvested Tandem Award, based on the assumption Mr. Godfrey would exercise RSUs as his Tandem Award vests. The unvested RSUs as at August 31, 2012 totalled 240,000. For purposes of computing the value of the Tandem Award and the Options under the Option Plan, the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2012 of $0.81 for the Voting Shares was used. Using a value for a Voting Share of $0.81, the value of Mr. Godfrey’s vested Tandem Award (which amount is not reflected in the above table) would be $291,600. Under the Option Plan, all of Mr. Godfrey’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value for a Voting Share of $0.81, the value of Mr. Godfrey’s vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Godfrey’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $0.81, would be nil.
(2)	In the event of the resignation by Mr. Lamb of his employment due to a change in control (as defined in his employment contract), Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described above. Under the Option Plan, all of Mr. Lamb’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $0.81 at August 31, 2012, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $0.81, would be nil.
(3)	Under the Option Plan, all of Mr. Parrish’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $0.81 at August 31, 2012, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Parrish’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $0.81, would be nil.
(4)	Under the Option Plan, all of Mr. Fisher’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $0.81 at August 31, 2012, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Fisher’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the above table), using a value of $0.81, would be nil.
(5)	Under the Option Plan, all of Ms. Hall’s vested Options will continue to be available to be exercised upon termination of her employment contract. Using a value of a Voting Share of $0.81 at August 31, 2012, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Ms. Hall’s employment contract is terminated due to incapacity, her unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $0.81, would be nil.

Except for those payments to Mr. Lamb described in note 2 above and the ability of the Board, at its discretion, to accelerate the vesting of unvested Options and unvested RSUs, no incremental payments to the NEOs are triggered upon a change in control of the Company.

Director Compensation

Annual Fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board) has been structured so that at least one-half of such compensation is equity-based, with vesting subject to specified criteria. The chairman of the Board receives an annual fee of $270,000. A director who serves as the chair of the Audit Committee or the Compensation and Pension Committee receives an annual fee of $170,000 and a director who serves as the chair of any other committee receives an annual fee of $150,000, with the exception of John Paton who has waived the portion of his fees attributable to his service as the chair of the Digital Oversight Committee. Each director who is not the chair of the Board or the chair of a committee of the Board is entitled to be paid an annual fee of $120,000, and each director who is not the Chair of the Board receives an additional fee of $10,000 in respect of each Board committee on which the director serves but does not chair. Directors do not receive a fee for each meeting attended unless it is determined by the Board that an extraordinary number of meetings are being held. Annual fees for all of the directors are paid 50% (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash. For any director who was appointed prior to, or within 90 days following, the acquisition date of July 13, 2010, and Hugh F. Dow (the “Initial Directors”), the first three years of DSUs, representing 50% of the annual fees, have been granted as of July 13, 2010 and vested in three equal installments over three years in advance of each such year. Due to the extensive work that was required to be performed by the Initial Directors in Postmedia’s first fiscal year, these directors received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold based on Postmedia achieving an EBITDA (as that term is defined in the applicable Board resolution) of $201.8 million in any one fiscal year. On January 11, 2012, the threshold was adjusted from $220.0 million to reflect the impact of the divestiture of the Victoria Times Colonist, Lower Mainland Publishing Group and Vancouver Island Newspaper Group on Postmedia’s consolidated operating profit before amortization, depreciation and restructuring. The performance threshold has not been met.

DSUs totaling 489,687 (inclusive of the 100,000 granted to John Paton as described in the table included in the “DSU Plan” discussion below) have been granted under the DSU Plan, with the Value of a Share (as such term is defined in the DSU Plan) used to determine the number of DSUs granted. “Value of a Share” means the five-day weighted average closing price of the Voting Shares for the five trading days in which Shares have actually traded, or, if the Voting Shares are not trading on the TSX, on the relevant day, the Value of a Voting Share on such stock exchange on which such Voting Shares are listed and posted for trading as may be selected for such purpose by the Board; however, in the event that Voting Shares are not listed and posted for trading on any stock exchange, the value of a Share shall be the fair market value thereof as determined by the Board in its sole discretion. During Fiscal 2012, the Corporation paid $885,000 in cash payments to its directors and issued 5,552 DSU’s in compensation (as described in the Director Compensation Table below) to its directors.

Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-employee directors during the year ended August 31, 2012. All non-employee directors elected to receive all of the eligible portion of their Fiscal 2012 compensation in cash. For more detail on this election, see “Director Compensation – DSU Plan”. Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as President and CEO is included under the Summary Compensation Table. The total compensation received by the Corporation’s non-employee directors in Fiscal 2012 was approximately $0.9 million.

Name	Fees Earned (1) ($)	Fees Granted in DSUs ($)	All Other Compensation ($)		Total ($)
Ronald W. Osborne	135,000	—	—		135,000
Charlotte Burke	70,000	—	—		70,000
Hugh F. Dow	70,000	—	—		70,000
David Emerson	70,000	—	—		70,000
John Paton	65,000	—	150,000	(3)	215,000
Graham Savage	90,000	—	—		90,000
Steven Shapiro (2)	65,000	16,250	—		81,250
Peter Sharpe (2)	80,000	20,000	—		100,000
Robert Steacy	90,000	—	—		90,000

Notes:

(1)	Fees earned consist only of those fees paid in cash for the year ended August 31, 2012 and represent 50% of the annual fees. 50% of the annual fees paid to directors were paid in the form of DSUs. See “Director Compensation – Annual Fees” and “DSU Plan”.
(2)	Due to a Blackout Period that was in effect on August 31, 2011, Mr. Shapiro and Mr. Sharpe were issued DSUs in the year ended August 31, 2012, representing their payment for the three months ended August 31, 2011 in respect of their election to receive their fiscal 2011 annual fees in DSUs.
(3)	Represents Mr. Paton`s annual consulting fee of $150,000 (see section “Interest of Informed Persons in Material Transactions – Consulting Agreements”).

DSU Plan

Postmedia has adopted the DSU Plan for the benefit of its non-employee directors. Under the DSU Plan, non-employee directors of Postmedia are required to elect to receive at least 50% (and may elect to receive up to 100%) of their annual fees satisfied in the form of DSUs, and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferrable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

The table below sets forth information related to DSUs held by Postmedia’s directors as at August 31, 2012, based on the year of grant:

Director	Fiscal Year Granted	Vesting conditions (1)	# of DSUs granted	# of DSUs that vested during the year (3)	Value of DSUs vested during the year ($) (4)	# of DSUs that were vested as of the end of the year (3)	Value of DSUs vested as of the end of the year ($) (4)
Ronald W. Osborne	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	41,116	13,706	11,102	41,116	33,304
		Performance	27,411	9,137	7,401	27,411	22,203

Charlotte Burke	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	21,320	7,106	5,756	21,320	17,269
		Performance	14,213	4,738	3,838	14,213	11,513
	2010	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—

Hugh F. Dow	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	21,320	7,106	5,756	21,320	17,269
		Performance	14,213	4,738	3,838	14,213	11,513
	2010	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—

David Emerson	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	21,320	7,106	5,756	21,320	17,269
		Performance	14,213	4,738	3,838	14,213	11,513

John Paton (2)	2012	No criteria	—	—	—	—	—
		Market	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Market	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	19,796	6,599	5,345	19,796	16,035
		Market	100,000	33,333	27,000	100,000	81,000
		Performance	13,198	4,400	3,564	13,198	10,690

Graham Savage	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	27,411	9,137	7,401	27,411	22,203
		Performance	18,274	6,091	4,934	18,274	14,802

Director	Fiscal Year Granted	Vesting conditions (1)	# of DSUs granted	# of DSUs that vested during the year (3)	Value of DSUs vested during the year ($) (4)	# of DSUs that were vested as of the end of the year (3)	Value of DSUs vested as of the end of the year ($) (4)
Stephen Shapiro	2012	No criteria	2,489	2,489	2,016	2,489	2,016
		Performance	—	—	—	—	—
	2011	No criteria	4,949	—	—	4,949	4,009
		Performance	—	—	—	—	—
	2010	No criteria	19,797	6,599	5,345	19,797	16,036
		Performance	13,198	4,399	3,563	13,198	10,690

Peter Sharpe	2012	No criteria	3,063	3,063	2,481	3,063	2,481
		Performance	—	—	—	—	—
	2011	No criteria	6,091	—	—	6,091	4,934
		Performance	—	—	—	—	—
	2010	No criteria	24,366	8,122	6,579	24,366	19,736
		Performance	16,244	5,415	4,386	16,244	13,158

Robert Steacy	2012	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	27,411	9,137	7,401	27,411	22,203
		Performance	18,274	6,091	4,934	18,274	14,802

Notes

(1)	Certain of the DSUs noted in this column as “Performance”, are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “Director Compensation – Annual Fees”. As noted earlier, the performance threshold has not been met.
(2)	Market DSUs were issued to Mr. Paton on July 13, 2010 in recognition of his enhanced director role and are subject to the achievement of market criteria whereby the Fair Market Value of a Voting Share must be equal to, or greater than, $9.85. Based on the criteria for the Market DSUs, Mr. Paton would not be able to exercise his Market DSUs as at August 31, 2012, even though they are fully vested, as the Fair Market Value of a Voting Share was not equal to or greater than $9.85.
(3)	Based on the vesting criteria as per the “DSU Plan”.
(4)	The value of the DSUs vested during the year, and as of the end of the year, are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2012 of $0.81 for the Voting Shares.

Insurance Coverage for Directors and Officers and Indemnification

Postmedia has obtained a directors’ and officers’ liability insurance policy, which covers corporate indemnification of directors and officers and individual directors and officers of Postmedia in certain circumstances. In addition, Postmedia has entered enter into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

Share Ownership

The following table set forth below identifies the names and residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 15, 2012:

Percentage of
			Number of Options,(13)	Shares Owned in
		Number of Shares	DSUs and RSUs	Respect of
	Position with the	beneficially owned, directly	beneficially owned,	Particular Class
Name and Residence	Corporation	or indirectly (#)	directly or indirectly (#)	(%) (12)
Paul Godfrey Toronto, Ontario, Canada	Director, President and Chief Executive Officer	108,000 Voting Shares(8) plus 600,000 Voting Shares that underlie the Options and RSUs that have vested to date.	400,000 Options 600,000 Tandem Options / RSUs (1)(10)	30.25%
Ronald W. Osborne(6) Toronto, Ontario, Canada	Director and Chair	—	68,527 DSUs(11)	—
Charlotte Burke(2)(5)(6) Toronto, Ontario, Canada	Director	—	35,533 DSUs(11)	—
Hugh F. Dow(3)(5)(6) Toronto, Ontario, Canada	Director	—	35,533 DSUs(11)	—
David Emerson(2)(4)(6) Vancouver, British Columbia, Canada	Director	—	35,533 DSUs(11)	—
John Paton(3)(5) New York, New York, United States	Director	—	132,994 DSUs(11)	—
Graham Savage(2)(3)(6) Toronto, Ontario, Canada	Director	—	45,685 DSUs(11)	—
Steven Shapiro(4)(7) New York, New York, United States	Director	—	40,433 DSUs(11)	—
Peter Sharpe(3)(4)(6) Toronto, Ontario, Canada	Director	25,000 Voting Shares	49,764 DSUs(11)	1.07%
Robert Steacy(2)(3)(6) Toronto, Ontario, Canada	Director	—	45,685 DSUs(11)	—
Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	21,600 Voting Shares plus 120,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	6.05%
Wayne Parrish Toronto, Ontario, Canada	Chief Operating Officer	21,600 Voting Shares plus 40,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	2.63%
Gordon Fisher Toronto, Ontario, Canada	President, National Post and Executive Vice President Eastern Canada	4,632 Voting Shares plus 120,000 Voting Shares that underlie the Options that have vested to date. 70,453 Variable Voting Shares(9)	200,000 Options	5.50%
Michelle Hall Toronto, Ontario, Canada	Executive Vice President, Human Resources	2,700 Voting Shares plus 10,000 Voting Shares that underlie the Options that have vested to date.	50,000 Options	* *

**	denotes a percentage of Share ownership less than 1%

Notes:

(1)	Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. 360,000 of the tandem Options/RSUs have vested. The Options and RSUs have and will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of Mr. Godfrey’s employment agreement. See “Employment Agreements—President and Chief Executive Officer”.
(2)	Members of the Audit Committee.
(3)	Members of the Compensation and Pension Committee.
(4)	Members of the Corporate Governance and Nominating Committee.
(5)	Members of the Digital Oversight Committee.
(6)	Independent member of the Board.

(7)	Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 12,818,106 Variable Voting Shares of the Corporation as at November 15, 2012. Steve Tananbaum is the Chief Investment Officer of Goldentree Asset Management LP.
(8)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(9)	54,000 of these Variable Voting Shares are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.
(10)	600,000 Voting Shares, in the aggregate, are reserved for issuance under both the Option Plan and RSU Plan.
(11)	50% of the annual fees paid to directors are paid are in the form of DSUs. For all directors, the first three years of DSUs, representing 50% of the annual fees for those first three years, vested in three equal installments over three years in advance of each such year. In anticipation of the extensive work that was performed by the Initial Directors in Postmedia’s first fiscal year, these directors have received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold. See “Director Compensation—Annual Fees.” In addition, to the extent a director has elected to receive in excess of 50% of his or her annual fees in the form of DSUs, such excess DSUs vest on the date of grant.
(12)	The total number of outstanding Shares used to calculate this percentage includes those Shares underlying the Options and RSUs that have vested as of November 15, 2012.
(13)	The class of Shares in which a particular Option is exercisable is determined based on the citizenship of the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of their Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of their Option. All Options in respect of the CEO, CFO and NEOs are exercisable for Voting Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at November 15, 2012:

	# of Shares to be issued upon exercise of outstanding Options		Weighted- average exercise price of outstanding Options	# of Shares remaining available for future issuance under equity compensation plans
Option Plan approved by shareholders (3)	2,080,000	(1)	$8.74	920,000	(4)
RSU Plan approved by shareholders (3)	600,000	(2)	—	—

Notes:

(1)	Includes 600,000 of Tandem Options issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the Options the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration.
(2)

Includes 600,000 of Tandem RSUs issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the RSUs, the corresponding number of Tandem Options will be automatically forfeited by Mr. Godfrey for no consideration.

(3)	See “Statement of Executive Compensation—Option Plan” and “Statement of Executive Compensation – Restricted Share Unit Plan” for a description of the Option Plan and RSU Plan, respectively.
(4)	This amount is based on there being a maximum of 3,000,000 Shares authorized for issuance under the Option Plan.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our corporate governance policies, procedures and practices are designed to ensure that our Board can fulfill its statutory mandate to supervise the management of our business and affairs with the highest standards of ethical conduct. The Board believes that good corporate governance improves corporate performance and benefits all shareholders. Set forth below is certain disclosure by Postmedia of its corporate governance practices.

Board of Directors

In fulfilling its statutory mandate and discharging its duty of stewardship of Postmedia, the Board assumes responsibility for, among other things:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;
•	assessing, monitoring and managing the principal strategic risks and reviewing the operational, reporting and compliance risks for Postmedia and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems;

•

ensuring, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board and its committees (the “Committees”) in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•	assessing whether internal controls and management information systems are in place and ensuring they are evaluated and reviewed periodically on the initiative of the Audit Committee;

•

assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for President and CEO selection and performance reviews, and policies regarding succession in an emergency or upon retirement of the President and CEO) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Pension Committee;

•	ensuring that Postmedia has in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•

reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

The text of the Board Charter is attached as Schedule “A”.

Board Composition

In Fiscal 2012, the Board was composed of ten directors. The following table outlines the attendance record of directors at Board and Committee meetings in Fiscal 2012.

	Board of	Audit	Corporate Governance	Compensation
	Directors	Committee	and Nominating	and Pension	Digital Oversight
	Meetings	Meetings	Committee Meetings	Committee	Committee Meetings
Name	Attended	Attended	Attended	Meetings Attended	Attended
Paul Godfrey	12 of 12	—	—	—	—
Ronald W. Osborne	12 of 12	—	—	—	—
Charlotte Burke	11 of 12	5 of 5	—	—	2 of 3
Hugh F. Dow	11 of 12	—	—	5 of 5	3 of 3
David Emerson	8 of 12	5 of 5	2 of 2	—	—
John Paton	11 of 12	—	—	5 of 5	3 of 3
Graham Savage	12 of 12	5 of 5	—	5 of 5	—
Steven Shapiro	11 of 12	—	2 of 2	—	—
Peter Sharpe	11 of 12	—	2 of 2	5 of 5	—
Robert Steacy	11 of 12	5 of 5	—	5 of 5	—

The Corporate Governance and Nominating Committee develops and recommends to the Board criteria for selecting new directors, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the chair of each Committee. In doing so, the Corporate Governance and Nominating Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	judgment, character, expertise, skills and knowledge useful to the oversight of the Corporation’s business,

•	diversity of viewpoints, backgrounds, experiences and other demographics,

•	business or other relevant experience, and

•

the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, collegial and responsive to the needs of Postmedia.

These criteria are to be applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the Chairman of the Board of Directors approve any other directorships held by our directors and officers. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.

The Board has determined that a majority of its current directors are independent as defined in National Instrument 58-101-Disclosure of Corporate Governance Practices. The seven independent directors are Charlotte Burke, Hugh F. Dow, David Emerson, Ronald W. Osborne, Graham Savage, Peter Sharpe and Robert Steacy. Messrs. Godfrey, Paton and Shapiro are not independent. Specifically, Mr. Godfrey is not independent as a result of his position as President and CEO of Postmedia, Mr. Paton is not independent as a result of his consulting arrangement with Postmedia (which is described in “Interests of Informed Persons in Material Transactions – Consulting Agreements”) and Mr. Shapiro is not independent because he is a founding partner and portfolio manager at GoldenTree, and GoldenTree (or its affiliates) has significant debt and equity holdings in Postmedia (as discussed in more detail in “Board of Directors—Conflicts of Interest”). Independent directors do not currently hold regularly scheduled meetings at which non-independent directors are not in attendance, however, in camera sessions are held at each Board and Committee meeting exclusive of management including directors who are members of management for the purpose of facilitating open and candid discussion amongst its members.

Board Process

In addition to having the majority of the Board composed of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management, members of the Board having the opportunity to initiate discussions with senior management without the President and CEO present so that they may freely discuss any concerns they may have and the ongoing monitoring of the relationship between the Board and senior management by the Corporate Governance and Nominating Committee.

The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Postmedia.

Code of Business Conduct and Ethics

Postmedia has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our Company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and is further available on Postmedia’s website at www.postmedia.com. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Postmedia assets and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls, auditing matters and breaches of the Code of Business Conduct and Ethics. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains formal confirmation of compliance with the Code of Business Conduct and Ethics annually from directors, officers and a group of senior managers from across the Company that includes direct reports to officers of Postmedia.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board (or a Committee to whom that authority has been delegated), while any waiver for all other employees may only be made by the President and CEO.

In order to help ensure that directors exercise independent judgment in considering any transaction or agreement in which a director or executive officer has a material interest, any director or executive officer with such an interest is expected to declare the interest and would generally not be present for any discussion or vote regarding the matter.

Position Descriptions

The Chair of the Board and Committee Chairs

The Board has approved a position description for the Chair of the Board that delegates to him the responsibility for, among other things, taking a leadership role in ensuring effective communication and relationships between Postmedia, shareholders, stakeholders and the general public, acting as a liaison between the Board and the President and CEO, promoting an understanding by members of the Board and senior management of the duties and responsibilities of the Board, recommending procedures to enhance the work of the Board and cohesiveness among directors facilitating the annual performance review and evaluation of the Board and its members in accordance with the board and committee charters and facilitating the assessment and adequacy of the Charter of the Board.

The Board has also approved position descriptions for the Chair of the Audit Committee, the Chair of the Corporate Governance and Nominating Committee and the Chair of the Compensation and Pension Committee that delegate to such Chairs the responsibility for, among other things, recommending procedures to enhance the work of each respective Committee, facilitating performance reviews and evaluating each such Committee and its members in accordance with the respective Charter and facilitating the assessment and adequacy of the Charter for each Committee. Each Chair will be the liaison between the Committee and the Board and senior management of Postmedia.

The President and Chief Executive Officer

The Board has approved a position description for the President and CEO that delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-term goals, strategies, plans and policies, subject to the direction and oversight of the Board. The President and CEO shall be Postmedia’s primary person to communicate news pertaining to the Corporation to the public. The President and CEO reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action.

Orientation and Continuing Education

Senior management, working with the Corporate Governance and Nominating Committee, provides appropriate orientation and education for new directors to familiarize them with Postmedia and its business and the role of the Board, the Committees and directors. All directors are provided with current copies of all Board and Committee charters, policies and role descriptions. New directors are also provided with in-depth orientation sessions by way of individual meetings with the executive officers and other directors.

On an ongoing basis, senior management and the Board’s advisors provide periodic presentations to the Board to ensure that directors are aware of our business and operations and industry trends and practices. These presentations include those made at board meetings as well as presentations made at informal sessions held prior to each regularly scheduled board meeting. In addition, the Board holds at least one meeting each year at one of its newspapers.

The Board is to meet at least four times a year, and more frequently as circumstances require. All members of the Board are to strive to be at all meetings.

Board Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors will conduct a formal evaluation of the performance and effectiveness of the Board. Likewise, the members of each Committee will conduct a formal evaluation of the Committees with which they are involved. As part of such process, each director shall complete a detailed questionnaire which requires them to assess the performance of the Board or the applicable Committee. The questionnaires require input on the role, responsibilities and effectiveness of the Board/Committee, its membership, the conduct of meetings, the performance of the Chair, and any improvements that could be made to enhance its effectiveness. The questionnaire in respect of the Board also includes an anonymous peer evaluation and self-evaluation components. The results of the evaluations will then be reviewed by the Corporate Governance and Nominating Committee, who reports to the Board.

Committees of the Board

The Board has established four standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below. Each Committee shall review and assess its mandate at least annually, has the authority to retain special legal, accounting or other advisors and is chaired by an independent director.

Composition of Committees

The members of the Board’s Committees have been appointed by the Board and will in the future be appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. It is expected that, following the Meeting, Committee membership will be revised to reflect the departure of Mr. Emerson.

Audit Committee

The members of the Audit Committee are Mr. Steacy (Chair), Ms. Burke and Messrs. Emerson and Savage. The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of the financial statements of Postmedia;

•	the compliance by Postmedia with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the independent auditor;

•	the assessment, monitoring and management of the financial, reporting and compliance risks involved with Postmedia’s business;

•	the enterprise risk management process; and

•	the performance of the CFO.

The text of the Audit Committee’s Charter may be found in the Company’s Annual Information Form dated November 23, 2012 (“Annual Information Form”) which is available on SEDAR at www.sedar.com.

All members of the Audit Committee are independent and “financially literate” as contemplated by the rules of the Canadian Securities Administrators. When considering criteria for determinations of financial literacy, Audit Committee members must be able to read and understand a balance sheet, an income statement and cash flow statement of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by our financial statements. For a discussion of the relevant education and experience of Mr. Steacy, Ms. Burke and Messrs. Emerson and Savage, see the biographies set out above under “Matters to be acted upon at the Meeting – Election of Directors”.

The fees billed by the Corporation’s external auditors for the years ended August 31, 2012 and 2011 for audit and non-audit related services provided to the Corporation and its subsidiaries are as follows:

Year	Audit Fees ($)	Audit Related Fees ($)		Tax Fees ($)
Fiscal 2012	715,000	316,990	(1)	—
Fiscal 2011	748,000	325,000	(2)	—

Notes:

(1)	Includes fees incurred in connection with the offering memorandum for the Company’s First-Lien Notes which was completed August 16, 2012 and fees incurred in connection with the Company’s transition to International Financial Reporting Standards.
(2)	Includes fees incurred in connection with the review of the Company’s non-offering prospectus and the Company’s registration statement made to comply with its contractual obligation to make an exchange offer for the Second-Lien Notes that was registered with the SEC.

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. The Audit Committee will also meet in camera at each of its meetings.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Postmedia without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board. None of the members of the Audit Committee serves on the audit committee of more than three other public companies.

Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Paton, Sharpe and Steacy. The Compensation and Pension Committee is not comprised entirely of independent directors. As described under “Board Composition”, John Paton is a non-independent director. To ensure that there is an objective process for determining compensation, the Compensation and Pension Committee regularly holds in camera sessions exclusive of management including directors who are members of management and consults with independent advisors in respect of compensation matters (see “Compensation Governance—Role of the Independent Consultant”). The Compensation and Pension Committee assists the Board in discharging its responsibilities relating to: recruitment, development and retention of senior management; appointment and compensation of senior management; senior management succession planning; compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; share ownership guidelines; and the pension plans and other retirement arrangements of Postmedia. The Compensation and Pension Committee makes recommendations to the Board and reviews the adequacy and form of directors’ compensation annually to ensure that such compensation reflects the responsibilities and risks involved in being an effective director.

The Compensation and Pension Committee charter provides that the Compensation and Pension Committee is to meet at least quarterly, and is to meet separately with senior management periodically, and with outside advisors as appropriate. The Compensation and Pension Committee will also meet in camera at each of its regularly scheduled meetings.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Messrs. Sharpe (Chair), Emerson and Shapiro. The Corporate Governance and Nominating Committee is not composed entirely of independent directors. As described above under “Board Composition”, Steven Shapiro is a non-independent director. However, the Board has ensured that there is an objective nomination process by having a majority of the members of the Corporate Governance and Nominating Committee be independent directors. In addition to making recommendations as to the size of the Board, nominees for election as directors and the composition of Committees, the Corporate Governance and Nominating Committee is intended to enhance Postmedia’s corporate governance process through the development and recommendation to the Board of appropriate corporate governance guidelines, administering the Code of Business Conduct and Ethics and Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance and their charters and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance and Nominating Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues.

The Corporate Governance and Nominating Committee charter provides that the Corporate Governance and Nominating Committee is to meet at least twice a year, and is to meet separately with senior management periodically, and with outside counsel as appropriate. The Corporate Governance and Nominating Committee will also meet in camera at each of its regularly scheduled meetings.

Digital Oversight Committee

The members of the Digital Oversight Committee are Mr. Paton (Chair), Ms. Burke, and Mr. Dow. The Digital Oversight Committee oversees, consults and advises on Postmedia’s Digital and Content Transformation Plan, including establishing procedures and timelines for the implementation of such plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Registration Rights Agreement

On July 13, 2010, Postmedia entered into a registration rights agreement with GoldenTree. Under the agreement, GoldenTree was granted demand registration rights pursuant to which GoldenTree may require Postmedia to file a prospectus with the Canadian securities administrators qualifying the Shares owned by GoldenTree for sale in Canada. The agreement also grants piggyback registration rights to GoldenTree in the event that Postmedia proposes to distribute Shares by way of a prospectus, which rights allow GoldenTree to require Postmedia in certain circumstances to include Shares owned by GoldenTree in such prospectus distribution.

Nominating Agreement

On July 13, 2010 Postmedia entered into a nominating agreement with GoldenTree, a principal shareholder of Postmedia. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment adviser) beneficially owns or exercises control or direction over a minimum of 10% of the outstanding Shares of Postmedia, GoldenTree has the right to select one individual, who shall be presented to the shareholders of Postmedia as part of management’s proposed list of nominees to serve as a director on the Board of Postmedia at any shareholder meeting at which directors of Postmedia are being elected. The current nominee of GoldenTree on the Board is Mr. Shapiro. Upon termination of the agreement the then current nominee of GoldenTree shall fulfill his or her term as member of the Board and GoldenTree shall cease to have any nomination rights on a going forward basis.

Consulting Agreements

John Paton, a director of Postmedia, was party to a consulting agreement with Postmedia pursuant to which he assisted with the implementation of Postmedia’s Digital First strategy, which agreement expired August 2012. For a description of the compensation received by Mr. Paton in respect of such consulting services, see “Director Compensation – Annual Fees”.

Other than as disclosed in this circular, to the knowledge of the directors and executive officers of Postmedia, no “informed person” (as defined in National Instrument 51-102) or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since September 1, 2010 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or our subsidiaries.

First-Lien Notes and Second-Lien Notes

See “Matters to be Acted Upon at the Meeting – Board of Directors – Conflicts of Interest” for a discussion of GoldenTree’s interest in the First-Lien Notes and Second-Lien Notes of Postmedia Network Inc.

ADDITIONAL INFORMATION

Additional information relating to Postmedia is available on SEDAR at www.SEDAR.com and financial information relating to the Corporation is provided in Postmedia’s annual audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the years ended August 31, 2012 and 2011.

To request copies of Postmedia’s annual audited consolidated financial statements, MD&A, Annual Information Form, or its Code of Business Conduct and Ethics, shareholders may contact Postmedia’s Corporate Secretary, Gillian Akai, at Postmedia, 1450 Don Mills Road, Toronto, ON, M3B 2X7, telephone number (416) 383-2550.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Postmedia Network Canada Corp.

By Order of the Board of Directors

Ronald W. Osborne

Chairman

November 23, 2012

SCHEDULE “A”

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•

Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•

Assess, monitor and manage the principal strategic risks, and review the operational, reporting and compliance risks (together with the strategic risks, the “Risks”) for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems.

•

Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•	Assess whether internal controls and management information systems for the Company are in place and ensure they are evaluated and reviewed periodically on the initiative of the Audit Committee.

•

Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for President & Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the President & Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•	Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

•

Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board of Directors should be comprised of that number of individuals which will permit the Board of Directors’ effective functioning. The appointment and removal of directors shall occur in accordance with the Company’s by-laws and any existing resolutions. A majority of the Board of

Directors should meet the independence requirements of any applicable legislation, regulatory requirements and policies, including, but not limited to, the independence requirements set out in section 1.4 of National Instrument 52-110 – Audit Committees. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors, it being understood that the current Chairman has been appointed for a term ending on the third annual meeting of shareholders following his appointment.

At least 25% of the Board of Directors shall be “resident Canadians”, as contemplated by the Canada Business Corporations Act. Additionally, more than fifty per cent of the directors, including the Chairman, shall be Canadian citizens.

MEETINGS

The Board of Directors shall meet at least four times each year and more frequently as circumstances require. All members of the Board of Directors should strive to be at all meetings. The Board of Directors shall meet separately, periodically, without senior management, and may request any member of the Company’s senior management or the Company’s outside counsel or independent auditor to attend meetings of the Board of Directors or with advisors thereto.

A majority of the number of directors of the Company shall constitute a quorum for the transaction of business. Subject subsections 111(1), 114(4) and 117(1) of the Canada Business Corporations Act, no business shall be transacted by the directors except at a meeting of the Board of Directors at which quorum is present and at which at least 25% of the directors present are “resident Canadians”, as contemplated by the Canada Business Corporations Act. Additionally, more than 50% of the directors present shall be Canadian citizens.

RISKS

The Board of Directors shall:

•

Approve a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the “ERM Policy”) that is developed and is to be implemented by senior management.

•

Meet with senior management to review and discuss senior management’s timely identification of the most significant Risks, including those Risks related to or arising from the Company’s weaknesses, threats to the Company’s business and the assumptions underlying the Company’s strategic plan (“Principal Risks”).

•	Approve a formalized, disciplined and integrated enterprise risk management process that is developed by senior management to monitor, manage and report Principal Risks.

•	Develop policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Company shall be managed.

•

At least semi-annually, obtain from senior management a report specifying the management of the Principal Risks of the Company including compliance with the ERM Policy and other policies of the Company for the management of Principal Risks.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following three committees: the Audit Committee, the Compensation and Pension Committee, and the Corporate Governance and

Nominating Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

Annually, or more frequently at the request of the Executive Vice President, Legal and General Counsel as a result of legislative or regulatory changes, the Board of Directors through the Corporate Governance and Nominating Committee shall, in a manner it determines to be appropriate:

•

Conduct a review and evaluation of the performance of the Board of Directors and its members and committees, including the compliance of the Board of Directors with this Charter. This evaluation will focus on the contribution of the Board of Directors to the Company and specifically focus on areas in which the directors and senior management believe that the contribution of the Board of Directors could be improved.

Review and assess the adequacy of this Charter and the position description for the Chairman and make any improvements the Board of Directors determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the Executive Vice President, Legal and General Counsel, who will report any such amendments to the Board of Directors at its next regular meeting.